THOMPSON        ATLANTA         CINCINNATI      COLUMBUS                NEW YORK
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  HINE  BRUSSELS       CLEVELAND          DAYTON        WASHINGTON, D.C.
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February 28, 2005



February 28, 2005

Dominick Minore
Attorney
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
United States Securities and Exchange Commission
50 Fifth Street, N.W.
Washington, D.C. 20549

RE: Fairport Funds Post-Effective Amendment No. 15; File Nos. 33-84186 and 811-8774


Dear Mr. Minore:

On December 30, 2004, Fairport Funds (the "Trust"), on behalf of the Fairport Government Securities Fund (the "Fund"), a series of the Trust, filed Post-Effective Amendment No. 15 to its Registration Statement on Form N-1A. Please find below the Trust's responses to oral comments from you received on February 22, 2005. For your convenience, I have summarized your comments.

1. Comment: The prospectus discloses that under normal circumstances at least 80% of the Fund's total assets are invested in U.S. government securities. If this is a fundamental policy, it should be listed as a fundamental policy in the Statement of Additional Information ("SAI"). If it is not a fundamental policy, the prospectus should disclose that this strategy can be changed by the Board of Trustees only upon 60 days advance notice to shareholders.

          Response:   The  Fund's   investment   strategy  is  not  fundamental.
     Therefore, the disclosure of the Fund's investment strategy has been amended to read as follows:

     The Fund primarily invests in U.S. government and agency securities and expects to maintain an average portfolio duration that will normally vary between three and seven years. Under normal circumstances, at least 80% of the Fund's total assets are invested in U.S. government securities. If the
                                                                          ------
     Fund decides to change this  strategy,  shareholders  will be given 60 days
     ---------------------------------------------------------------------------
     advance notice.
     --------------

2. Comment: Does the Fund intend to invest in Fannie Mae and Federal Home Loan Bank securities? If so, the disclosure should be amended to state that the obligations of these instrumentalities are not backed by the full faith and credit of the U.S. government and their right to borrow from the U.S. Treasury is limited.

     Response: The disclosure has been amended to read as follows:

     U.S. government securities are securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. Securities issued directly by the U.S. government consist of bills, notes and bonds issued by the U.S. Treasury, including U.S. Treasury inflation index-linked securities and separately traded interest and principal component parts of such securities that are transferable only through the Federal Reserve's book entry system known as Separately Traded Registered Interest and Principal Securities ("STRIPs"). Agencies and instrumentalities of the U.S. government include

Michael.Wible@ThompsonHine.com        Phone 614.469.3297        Fax 614.469.3361
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February 28, 2005
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     the Government National Mortgage Association ("GNMA"), the Federal National
     Mortgage Association ("FNMA"), the Student Loan Marketing Association ("SLMA"), Federal Home Loan Banks ("FHLB") and the Federal Home Loan
                ----------------------------------
     Mortgage Corporation ("FHLMC"). Obligations of agencies such as GNMA are backed by the full faith and credit of the U.S. government. Others, such as the obligations of FNMA, FHLMC and FHLB are not backed by the full faith and credit of the U.S. government but are supported by a limited right of the issuer to borrow from the U.S. Treasury; others, such as those of SLMA, are supported by the discretionary authority of the U.S. government to purchase the agency's obligations; and still others, such as the Federal Farm Credit Banks, are supported only by the credit of the agency.

3. Comment: The explanation accompanying the Example states that the Example is based upon, among other assumptions, that "the Fund's operating expenses will remain the same (except for fee waivers/expense reimbursements reflected in the
                 ---------------------------------------------------------------
first year)".  Please explain whether the total fund operating expenses shown on
----------
the expense table are gross or net of waivers and reimbursements.

          Response: The Adviser has not contractually agreed to waive fees for the period beginning March 1, 2005 and the total fund operating expenses shown on the table are gross of waivers. Therefore, the parenthetical above has been deleted.

4. Comment: Does the Fund invest in interest only ("IO") or principal only ("PO") securities? If so, please disclose that the Fund invests in IOs and POs and discuss the risks of such investments.

     Response: The Fund does not invest in IOs and POs.

5. Comment: The section entitled "Bond" under the heading NON-PRINCIPAL INVESTMENT STRATEGIES AND RISKS contains the following sentence: "Because the Fund invests principally in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, there is less risk that the principal of and interest on such securities will not be paid when due." Such mitigating language is inappropriate in risk disclosure.

          Response: The sentence has been removed and the next sentence modified to read: "Because the Fund may invest in corporate bonds and other non-U.S. Government securities, there is more of a risk that the principal of and interest on such securities may not be paid when due."

6. Comment: Does the Fund invest in other investment companies, other than money market funds? If so, please disclose that the Fund's NAV is calculated based on the NAV of the underlying fund and the underlying fund's fair value policies are contained in its prospectus.

          Response: The Fund does not invest in other investment companies, other than money market funds.

7. Comment: Disclose that the Fund does not monitor for market timing. Alternatively, respond supplementally as to why the Fund does not monitor for market timing?

          Response: As disclosed in the prospectus, the Fund's Board of Trustees has determined that it is unlikely that a government bond fund with a large proprietary distribution and shareholder base would be used for market timing

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     purposes.  In addition,  the Fund does not have a history of market  timing activity. As a result, the Board of Trustees of the Fund has not adopted market timing policies and procedures, including procedures to monitor for market timing. However, the Fund does reserve the right to reject any purchase order, including orders from persons or entities that the Fund believes are engaging in harmful excessive trading or market timing activities

8. Comment: Disclose whether there is a risk that employees of the Fund or the adviser will time the Fund and the procedures adopted by the Fund to prevent such activity. Alternatively, provide the response supplementally.

          Response: Employees of the Fund are subject to the Fund's Code of Ethics adopted under Rule 17j-1 and employees of the adviser are subject to both the Fund's Code of Ethics and the adviser's Code of Ethics adopted under Rule 204A-1 under the Investment Advisers Act. Under both of these Codes, employees (i) owe a fiduciary duty to clients/shareholders and at all times have a duty to place the interests of such clients/shareholders ahead of their personal interests, (ii) are obligated to conduct all personal securities transactions in accordance with the Codes and in a manner so as to avoid any actual or potential conflict of interest or abuse of such employee's position of trust and responsibility, and any appearance of such conflict of interest or abuse of position, and (iii) should not take inappropriate advantage of their positions. In addition, employees covered by the adviser's Code of Ethics are required to report transactions in Fund shares on a quarterly basis. The Fund does not have any employees.

9. Comment: The SAI contains disclosure relating to certain types of securities and other instruments in which the Fund may invest. Unless other applicable limits apply, the SAI should disclose that the Fund may invest up to 20% of its total assets those securities.

          Response: If the Fund invests or intends to invest up to 20% of its total asset in a particular type of security or other investment, the security or other investment would be disclosed in the prospectus. For instance, the prospectus discloses that the Fund may invest up to 20% of its total assets in corporate bonds and privately issued mortgage-backed securities. The fact that the instruments are disclosed in the SAI and not the prospectus indicates that they do not constitute a significant part of the Fund's investment strategy. Nevertheless. the following language has been added to the SAI immediately following the heading INFORMATION ON
                                                                 ---------------
     PERMITTED INVESTMENTS AND RELATED RISK FACTORS
     ----------------------------------------------

     Under normal circumstances, at least 80% of the Fund's total assets are invested in U.S. government securities. The remainder of the Fund's assets may be invested in other investments, which may include the following:

10. Comments: The SAI discloses that the Fund may invest in asset-backed securities.

     (a) Is there a minimum rating category below which the Fund will not purchase an asset-backed security? Is so, please disclose.

     (b) The SAI also discloses that asset-backed securities involve certain risks that are not posed by mortgage-related securities, resulting mainly from the fact that asset-backed securities do not usually contain the benefit of a
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complete  security  interest in the related  collateral.  Please add  additional disclosure stating that asset-backed securities may contain no security interest in the related collateral.

     (c) The SAI discloses that credit enhancements may reduce the risks associated with asset-backed securities. Please add disclosure clarifying that while credit enhancements may reduce the risks associated with asset-backed securities, they cannot eliminate the risk.

     Response: The disclosure in the SAI has been amended as follows:

     ASSET-BACKED SECURITIES
     -----------------------

          The Fund is permitted to invest in  asset-backed  securities  that are
                                                                        --------
     rated, at the time of purchase,  within the four highest rating  categories
     ---------------------------------------------------------------------------
     by one or more rating  agencies.  Asset-backed  securities  have structural
     -------------------------------
     characteristics similar to mortgage-backed securities and a similar risk of prepayment. However, asset-backed securities involve certain risks that are not posed by mortgage-related securities, resulting mainly from the fact that asset-backed securities do not usually contain the benefit of a complete security interest in the related collateral, and may contain no
                                                                      ----------
     security interest in the related collateral.  The underlying assets include
     -------------------------------------------
     assets such as motor vehicle installment sales contracts, other installment loan contracts and receivables from credit card and other revolving credit arrangements. For example, credit card receivables generally are unsecured and the debtors are entitled to the protection of a number of state and Federal consumer credit laws, some of which may reduce the ability of the Fund, as an investor, to obtain full payment in the event of default or insolvency. In the case of automobile receivables, due to various legal and economic factors, proceeds from repossessed collateral may not always be sufficient to support payments on these securities. The risks associated with asset-backed securities are often reduced, but not eliminated, by the
                                                     ------------------
     addition of credit enhancements such as a letter of credit from a bank, excess collateral or a third-party guarantee. With respect to an asset-backed security arising from secured debt (such as automobile receivables), there is a risk that parties other than the originator and servicer of the loan may acquire a security interest superior to that of the security's holders.

11. Comment: We have the following comments on the section of the SAI entitled DISCLOSURE OF PORTFOLIO HOLDINGS:

     1. With respect to the release of portfolio holdings information to such service providers as the Fund's auditors, legal counsel, printers, proxy voting services (if applicable), pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisers or sub-advisers, disclose the length of the time lag between the date of the information and the information disclosed.

     2. Will disclosure of portfolio holdings information to all third parties be pursuant to conditions of confidentiality?

     3. Specifically identify by name those rating agencies whom the Fund has an ongoing arrangement to disclose portfolio holdings information.
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     4.   Identify by title those  individuals  who may authorize the disclosure of the Fund's portfolio holdings.

     5. Specify that in the Board's review of proposed arrangements to disclose portfolio holdings, the Board considers not only whether disclosure is in the best interest of the Fund shareholders, but also whether the information will be kept confidential and whether the disclosure presents a conflict of interest between the interests of Fund shareholders on and those of the adviser, distributor or any affiliated person of the Fund, the adviser or the distributor.

     6. Specify that the not only will the adviser and any affiliated person of the adviser be prohibited from receiving compensation or other consideration, for themselves or on behalf of the Fund, as a result of disclosing the Fund's portfolio holdings, but that the Fund will be similarly prohibited.

          Response: The disclosure in the SAI regarding the disclosure of portfolio holdings has been amended as follows:

                        DISCLOSURE OF PORTFOLIO HOLDINGS
                        --------------------------------

          The Fund is required to include a schedule of portfolio holdings in its annual and semi-annual reports to shareholders, which is sent to shareholders within 60 days of the end of the second and fourth fiscal quarters and which is filed with the Securities and Exchange Commission (the "SEC") on Form N-CSR within 70 days of the end of the second and fourth fiscal quarters. The Fund also is required to file a schedule of portfolio holdings with the SEC on Form N-Q within 60 days of the end of the first and third fiscal quarters. The Fund must provide a copy of the complete schedule of portfolio holdings as filed with the SEC to any shareholder of the Fund, upon request, free of charge. This policy is applied uniformly to all shareholders of the Fund without regard to the type of requesting shareholder (i.e., regardless of whether the shareholder is an individual or institutional investor).

          The Fund releases portfolio holdings to third party servicing agents on a daily basis in order for those parties to perform their duties on behalf of the Fund. These third party servicing agents include the Adviser, Distributor, Transfer Agent, Fund Accounting Agent, Administrator and Custodian. The Fund also may disclose portfolio holdings, as needed, to auditors, legal counsel, proxy voting services (if applicable), pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisers or sub-advisers. The lag between the date of the information and the date on
                    ------------------------------------------------------------
     which the  information  is disclosed will vary based on the identity of the
     ---------------------------------------------------------------------------
     party to whom the information is disclosed.  For instance,  the information
     ---------------------------------------------------------------------------
     may be  provided to  auditors  within days of the end of an annual  period,
     ---------------------------------------------------------------------------
     while  the  information  may be  given  to  legal  counsel  or  prospective
     ---------------------------------------------------------------------------
     sub-advisers at any time.  This  information is disclosed to all such third
     ------------------------                                     --------
     parties   under    conditions   of    confidentiality.    "Conditions    of
     confidentiality" include (i) confidentiality clauses in written agreements,
     (ii) confidentiality implied by the nature of the relationship (e.g., attorney-client relationship),
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     (iii) confidentiality required by fiduciary or regulatory principles (e.g., custody relationships) or (iv) understandings or expectations between the parties that the information will be kept confidential.

          Additionally,  the Fund may release portfolio holdings to Morningstar,
                                                                    ------------
     Inc., Lipper, Inc.,  Bloomberg,  Standard & Poor's,  Thompson Financial and
     ---------------------------------------------------------------------------
     Vickers-Stock  ("Rating  Agencies")  in order  for those  organizations  to
     ---------------------------------------------------------------------------
     assign a rating  or  ranking  to the  Fund.  In these  instances  portfolio
     -------------------------------------------
     holdings will be supplied within approximately 25 days after the end of the
                               -------------------------------------------------
     month.  The Rating  Agencies  may make the Fund's  top  portfolio  holdings
     ---------------------------------------------------------------------------
     available  on their  websites  and may make the Fund's  complete  portfolio
     ---------------------------------------------------------------------------
     holdings  available to their  subscribers for a fee.  Neither the Fund, the
     ---------------------------------------------------------------------------
     Adviser nor any of their  affiliates  receive any portion of this fee.  The
     ---------------------------------------------------------------------------
     Fund also will post its complete  portfolio  holdings to its website within
     ---------------------------------------------------------------------------
     approximately  25 days after the end of the  month.  The  information  will
     ---------------------------------------------------------------------------
     remain  posted on the website  until  replaced by the  information  for the
     ---------------------------------------------------------------------------
     succeeding month. All disclosures of portfolio  holdings must be authorized
     ---------------------------------------------------------------------------
     by the Fund's Chief Compliance Officer.
     ---------------------------------------

          Except as described above, the Fund is prohibited from entering into any arrangements with any person to make available information about the Fund's portfolio holdings without the specific approval of the Board. The Adviser must submit any proposed arrangement pursuant to which the Adviser intends to disclose the Fund's portfolio holdings to the Board, which will review such arrangement to determine (i) whether it is in the best interests of Fund shareholders, (ii) whether the information will be kept
                                       -----------------------------------------
     confidential  and (iii)  whether  the  disclosure  presents a  conflict  of
     ---------------------------------------------------------------------------
     interest  between  the  interests  of Fund  shareholders  and  those of the
     ---------------------------------------------------------------------------
     Adviser,  Distributor or any affiliated  person of the Fund, the Adviser or
     ---------------------------------------------------------------------------
     the Distributor.  Additionally,  the Fund, the Adviser,  and any affiliated
     ---------------
     persons of the Adviser, are prohibited from receiving compensation or other consideration, for themselves or on behalf of the Fund, as a result of disclosing the Fund's portfolio holdings. Finally, the Fund will not
                                                    ----------------------------
     knowingly  disclose  portfolio holdings as described above to third parties
     ---------------------------------------------------------------------------
     that use the information for personal securities transactions.
     --------------------------------------------------------------

12. Comment: Disclose that no other party will receive compensation or other consideration as a result of disclosing the Fund's portfolio holdings.

          Response: The Fund's policy prohibits the Fund, the adviser, and any affiliated persons of the adviser from receiving compensation or other consideration, for themselves or on behalf of the Fund, as a result of disclosing the Fund's portfolio holdings. The Fund, however, has a limited ability to control the actions of other parties. All information, other than information released to rating agencies, is released under conditions
     of   confidentiality.   If  the  Fund  releases  portfolio  holdings  under
     conditions of confidentiality and the Fund becomes aware that those conditions have been violated, the Fund will no longer release information to the breaching party. Information released to rating and ranking agencies is covered by the following disclosure:
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     The Rating Agencies may make the Fund's top portfolio holdings available on their websites and may make the Fund's complete portfolio holdings available to their subscribers for a fee. Neither the Fund, the Adviser nor any of their affiliates receive any portion of this fee. The Fund also will post its complete portfolio holdings to its website approximately 25 days after the end of the month. The information will remain posted on the website until replaced by the information for the succeeding month.

13. Comment: Please state whether the Fund's Board of Trustees is satisfied that the conditions of confidentiality disclosed in the prospectus are adequate.

          Response:   The  adviser  is   satisfied   that  the   conditions   of
     confidentiality under with the portfolio holdings are released are adequate. The Board of Trustees will review and consider approval of the amended policy, including the conditions of confidentiality at its next regularly scheduled meeting.

14. Comment: Please explain the procedures adopted by the Board of Trustees to ensure that the disclosure of information about portfolio securities is in the best interest of Fund shareholders.

          Response:  Under  the  current  policy,  the Fund is  prohibited  from entering into any arrangements with any person to make available information about the Fund's portfolio holdings without the specific approval of the Board of Trustees. The Adviser must submit any proposed arrangement pursuant to which the Adviser intends to disclose the Fund's portfolio holdings to the Board of Trustees which will review such arrangement to determine (i) whether it is in the best interests of Fund shareholders, (ii) whether the information will be kept confidential and
     (iii) whether the disclosure presents a conflict of interest between the interests of Fund shareholders on and those of the adviser, distributor or any affiliated person of the Fund, the adviser or the distributor.

15. Comment: Please provide a statement in response to the generic "Tandy" letter.

     Response: The Trust hereby acknowledges that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

     2. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                     ______________________________________
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     If  you  have  any  questions  or  additional  comments,  please  call  the undersigned at 614-469-3297.


Sincerely,


/s/ Michael V. Wible


Michael V. Wible

cc:   Charles Kiraly
      Donald S. Mendelsohn, Esq.